 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Riddle, Michael (Last) (First) (Middle) 9401 Globe Center Dr Suite 140 (Street) Morrisville, NC 27560 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol PharmaNetics, Inc. (PHAR) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 12/17/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           VP Sales, Mktg & Bus. Devel.
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common stock								$15,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
1994 Stock Plan - Option to buy	$0.79	12/17/2002		D(1)			3,986	Immed.	02/03/2004	Common stock	3,986		$0	D
1994 Stock Plan - Option to buy	$0.79	12/17/2002		A(1)		3,986		Immed.	12/17/2007	Common stock	3,986		$3,986	D
1994 Stock Plan - Option to buy	$0.79	12/17/2002		D(1)			18,987	Immed.	04/20/2005	Common stock	18,987		$0	D
1994 Stock Plan - Option to buy	$0.79	12/17/2002		A(1)		18,987		Immed.	12/17/2007	Common stock	18,987		$18,987	D
1995 Stock Plan - Option to buy	$							(2)	12/03/2012	Common stock			$40,000	D
1995 Stock Plan - Option to buy	$							(3)	11/24/2009	Common stock			$63,000	D
1995 Stock Plan - Option to buy	$							(4)	01/07/2009	Common stock			$15,000	D
1995 Stock Plan - Option to buy	$							(4)	01/07/2007	Common stock			$5,000	D
1995 Stock Plan - Option to buy	$							(4)	12/12/2005	Common stock			$13,528	D
Explanation of Responses:

1. Cancellation of option in connection with grant of identical option with extended term.
2. These stock options, granted under the Company's 1995 Stock Plan, become exercisable ratably over four years from December 2002, the date of grant, based on continued employment.
3. These stock options, granted under the Company's 1995 Stock Plan, become exercisable in November 2004 based on continued employment. Vesting is accelerated ratably if specified stock prices are reached between the date of grant and November 2004.
4. These stock options, granted under the Company's 1995 Stock Plan, are fully exercisable.

By:	Date:
/s/ Michael D. Riddle	01/21/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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